1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 10, 2015	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC June 2015 Revenue Report

Hsinchu, Taiwan, R.O.C. – July 10, 2015 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for June 2015: On a consolidated basis, revenues for June 2015 were approximately NT$59.96 billion, a decrease of 14.5 percent from May 2015 and a decrease of 0.6 percent versus June 2014. Revenues for January through June 2015 totaled NT$427.47 billion, an increase of 29.1 percent compared to the same period in 2014.

TSMC June Revenue Report (Consolidated):

							(Unit: NT$ million)
Period	June 2015	May 2015	M-o-M Increase (Decrease) %	June 2014	Y-o-Y Increase (Decrease) %	January to June 2015	January to June 2014	Y-o-Y Increase (Decrease) %
Net Revenues	59,955	70,155	(14.5)	60,344	(0.6)	427,474	331,236	29.1

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of June 2015.

1. Sales volume (in NT$ thousands)

Period	Items	2015	2014
June	Net sales	59,955,479	60,343,956
Jan.-June	Net sales	427,473,896	331,235,656

2. Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC Partners*	47,561,374	4,940,130

*	The borrower is TSMC Solar.

3. Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	280,960,875	49,190,437

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4. Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	73,479,966	—
	Mark to Market Profit/Loss	(764,208)	—
	Unrealized Profit/Loss	(684,335)	262,571
Expired Contracts	Notional Amount	274,167,641	62,155,950
	Realized Profit/Loss	1,462,707	(541,703)
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,900,116	—
	Mark to Market Profit/Loss	3,027	—
	Unrealized Profit/Loss	(11,728)	—
Expired Contracts	Notional Amount	34,945,999	—
	Realized Profit/Loss	109,276	—
Equity price linked product (Y/N)		N	—

•	TSMC Solar

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	1,987,186	3,033,613
	Mark to Market Profit/Loss	12,040	26,955
	Unrealized Profit/Loss	704	5,063
Expired Contracts	Notional Amount	8,217,772	16,274,819
	Realized Profit/Loss	(37,436)	698
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	10,189,564	—
	Mark to Market Profit/Loss	(2,625,763)	—
	Unrealized Profit/Loss	13,454,201	—
Expired Contracts	Notional Amount	42,558,516	—
	Realized Profit/Loss	(13,696,159)	—
Equity price linked product (Y/N)		Y	—